Filed by Pono Capital Four, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Blackstar Orbital Technologies Corporation,

Commission File No. 001-43191

Date: August 7, 2026

On August 7, 2026, Christopher Jannette, the Chief Executive Officer of Blackstar Orbital Technologies Corporation, posted the following on LinkedIn:

BlackStar Orbital
3,922 followers
now •

Today marks an exciting milestone. We have entered into a definitive business combination agreement with a Special Purpose Acquisition Company (SPAC) PONO CAPITAL FOUR, INC. NASDAQ: PONO. Upon closing, the combined company expects to list on NASDAQ.

We expect the transaction will provide capital to accelerate our product roadmap and scale our operations globally. To everyone who has been part of this journey, thank you. We're just getting started, and we're excited to continue pushing the boundaries of innovation as we build the future of commercial space, together.

"Today's satellites are generally designed without a return path. Blackstar Orbital is developing a spacecraft platform built around recovery, reuse and reflight," said Christopher Jannette, President and CEO of Blackstar Orbital.

Read the full press release and view our Proxy Statement/Prospects when it becomes available and our mandatory SEC legal disclosures here: [https://lnkd.in/gnP-63nw].

#BlackStarOrbital #CommercialSpace #SpaceDrone #ReusableSatellites #PressRele:

Legal Disclaimer: This post is for informational purposes only and is not an offer to buy or sell securities.

Like Comment Repost Send

****

Important Information About the Proposed Merger and Where to Find It

This communication relates to a proposed business combination transaction (the “Merger”) among the parties referred to above and herein as the Merger. A full description of the terms of the Merger will be provided in a proxy statement of Pono Capital Four, Inc. (“Pono”) with respect to the solicitation of proxies for the special meeting of shareholders of Pono to vote on the Merger (the “Proxy Statement”). This communication is not intended to be, and is not, a substitute for the Proxy Statement or any other document Pono has filed or may file with the Securities and Exchange Commission (“SEC”) in connection with the proposed transactions. Each of Blackstar Orbital Technologies Corporation (“Blackstar Orbital”) and Pono urges its investors, stockholders and other interested persons to read, when available, the Proxy Statement as well as other documents filed with the SEC because these documents will contain important information about Blackstar Orbital, Pono, and the Merger. A definitive proxy statement will be mailed to shareholders of Pono as of a record date to be established for voting on the Merger. Before making any voting or investment decision, investors, and shareholders of Pono are urged to carefully read the entire Proxy Statement, when it becomes available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed Merger. Once available, Pono shareholders and other interested persons will also be able to obtain a copy of the Proxy Statement, and other documents filed with the SEC, without charge, by directing a request to: Pono Capital Four, Inc., Suite 210, 2nd Floor Windward III, Regatta Office Park, PO Box 500 Grand Cayman, Cayman Islands KY-1106, (206) 923-9234, or on the SEC’s website at www.sec.gov.

Participants in the Solicitation

Blackstar Orbital and Pono, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Pono’s shareholders in respect of the proposed Merger. Information about the directors and executive officers of Pono and their ownership is set forth in Pono’s filings with the SEC, including its prospectus relating to its initial public offering, which was filed with the SEC on March 13, 2026. Pono’s shareholders and other interested persons may obtain more detailed information about the names and interests of the directors and officers of Blackstar Orbital and Pono in the Merger will be set forth in Pono’s filings with the SEC, including, when filed with the SEC, the preliminary proxy statement and the amendments thereto, the definitive proxy statement, and other documents filed with the SEC. These documents can be obtained free of charge from the sources specified above and at the SEC’s web site at www.sec.gov.

This communication does not contain all the information that should be considered concerning the Merger and is not intended to form the basis of any investment decision or any other decision in respect of the Merger. Before making any voting or investment decision, investors and security holders are urged to read the Proxy Statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Merger as they become available because they will contain important information about the proposed Merger.

Forward-Looking Statements

The information in this communication contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed Merger. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “aim,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Merger may not be completed in a timely manner or at all, which may adversely affect the price of Pono’s securities; (ii) the failure to satisfy the conditions to the consummation of the Merger, including the approval of the merger agreement by the shareholders of Pono; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (iv) the outcome of any legal proceedings that may be instituted against any of the parties to the merger agreement following the announcement of the entry into the merger agreement and proposed Merger; (v) redemptions exceeding anticipated levels or the failure to meet The Nasdaq Global Market’s initial listing standards in connection with the consummation of the proposed Merger; (vi) the effect of the announcement or pendency of the proposed Merger on Blackstar Orbital’s business relationships, operating results and business generally; (vii) risks that the proposed Merger disrupts the current plans of Blackstar Orbital; (viii) changes in the markets in which Blackstar Orbital compete, including with respect to its competitive landscape, technology evolution or regulatory changes; (ix) the risk that Pono and Blackstar Orbital will need to raise additional capital to execute its business plans, which may not be available on acceptable terms or at all; (x) the ability of the parties to recognize the benefits of the merger agreement and the Merger; (xi) the lack of useful financial information for an accurate estimate of future capital expenditures and future revenue; (xii) statements regarding Blackstar Orbital’s industry and market size; (xiii) financial condition and performance of Blackstar Orbital and Pono, including the anticipated benefits, the implied enterprise value, the expected financial impacts of the Merger, potential level of redemptions of Pono’s public shareholders, the financial condition, liquidity, results of operations, the products, the expected future performance and market opportunities of Blackstar Orbital; and (xiv) those factors discussed in Pono’s filings with the SEC and that that will be contained in the Proxy Statement relating to the Merger. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Proxy Statement and other documents to be filed by Pono from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward- looking statements, and while Blackstar Orbital and Pono may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, subject to applicable law. None of Blackstar Orbital or Pono gives any assurance that Blackstar Orbital and Pono will achieve their respective expectations

No Offer or Solicitation

This communication will not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Merger. This communication will also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

3